UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-70829

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY                                      MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vest Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8350 Broad Street Suite 240

(No. and Street)

| McLean | VA | 22101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| William Portwood | 404-317-4781 | bportwood@vestfin.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation

(Name – if individual, state last, first, and middle name)

| 2700 Ygnacio Valley Road Suite 270 | Walnut Creek | CA | 94598 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 3/4/2009 | 3381 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Karan Sood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vest Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Notary Public

[Notary seal: CARLOS GUILLERMO MARTINEZ MIRANDA — MY COMM. EXPIRES 10/31/2028 — REGISTRATION # 7697952 — NOTARY PUBLIC — COMMONWEALTH OF VIRGINIA]

Signature: _____

Title:
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VEST SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

VEST SECURITIES, LLC
FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm ............................................................................ 2

Statement of financial condition ..................................................................................................................... 3

Statement of operations .................................................................................................................................. 4

Statement of changes in member's equity ...................................................................................................... 5

Statement of cash flows .................................................................................................................................. 6

Notes to financial statements ...................................................................................................................... 7-8

Supplemental schedules .............................................................................................................................10-11

Report of Independent Registered Public Accounting Firm on the exemption report ................................ 12

Exemption statement regarding SEC Rule 15c3-3 ....................................................................................... 13



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
*www.cropperaccountancy.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vest Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vest Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vest Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Vest Securities, LLC's management. Our responsibility is to express an opinion on Vest Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information entitled Schedule I – Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Vest Securities, LLC's financial statements. The supplemental information is the responsibility of Vest Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUTNANCY COROPRATION
We have served as Vest Securities, LLC's auditor since 2022.
Walnut Creek, California
February 20, 2025

VEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024


ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 77,227 |
| Prepaid expenses | 7,574 |
| | |
| Total assets | $ 84,801 |


LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accrued expenses and liabilities | $ 14,595 |
| | |
| Total Liabilities | 14,595 |
| Member's equity | 70,206 |
| | |
| Total liabilities and member's equity | $ 84,801 |

The accompanying notes are an integral part of these financial statements.

VEST SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

| | |
|---|---:|
| Revenues | $ 0 |
| **Operating expenses** | |
| Salaries and benefits | $ 76,399 |
| Professional fees | 55,093 |
| Rent | 28,944 |
| Regulatory expenses | 16,527 |
| Technology | 4,472 |
| Training and education | 1,760 |
| Taxes and licenses | 350 |
| Bank charges | 1,340 |
| Other expenses | 169 |
| Travel, meals, and entertainment expenses | 31,704 |
| Total operating expenses | $216,758 |
| Net loss | ($216,758) |

The accompanying notes are an integral part of these financial statements.

VEST SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

| | |
|---|---|
| Member's equity as of December 31, 2023 | $81,621 |
| Net loss | (216,758) |
| Member contributions | 205,343 |
| Member's equity as of December 31, 2024 | $70,206 |

The accompanying notes are an integral part of these financial statements.

**VEST SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net loss | $(216,758) |
| | |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| | |
| Changes in operating assets and liabilities: | |
| Prepaid expenses | (1,605) |
| Accounts expenses and payroll liabilities | 9,606 |
| | |
| Net cash used by operating activities | (208,754) |
| | |
| Cash flows from investing activities: | |
| | |
| Net cash used by investing activities | 0 |
| | |
| Cash flows from financing activities: | |
| Parent Contributions | 205,343 |
| | |
| Net cash provided from financing activities | 205,343 |
| | |
| Net change in cash | 3,411 |
| Cash at beginning of period – December 31, 2023 | 80,638 |
| Cash at end of period – December 31, 2024 | $ 77,227 |

Supplemental Information

| | |
|---|---:|
| Taxes paid | $ - |
| Interest paid | $ - |

The accompanying notes are an integral part of these financial statements.

1. Nature of Company and Summary of Significant Accounting Policies

   Business Description

   Vest Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware. The Company offers wholesaling services for various securities products, predominantly investment company products.

   Basis of Accounting

   The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

   Use of Estimates

   The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes

   The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the parent company income tax returns.

   Revenue Recognition

   The Company did not have revenue in 2024.

   Method of Accounting

   The financial statements have been prepared on the accrual basis of accounting.

   Subsequent Events

   ASC 855 Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events through the date of the Report of Independent Registered Public Accounting Firm which the financial statements were available to be issued and have determined there were no additional, material subsequent events to disclose.

Management Plan

Vest Group, Inc., the Company's parent company, as the sole member of the Company has the ability and intent to continue supporting the operations of the Company. The parent company continues to support the Company through cash and non-cash service contributions. The Company is not expected to repay the parent company for these services.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $62,632 at December 31, 2024, which exceeded required net capital of $5,000 by $57,632. The percentage of aggregate indebtedness to net capital at December 31, 2024 was 23.3%.

3. Concentration of Credit Risk

Cash

At all times during the year, the Company had cash balances in financial institutions that were under Federal depository insurance limits of $250,000.

4. Related Parties

The Company has an Expense Sharing Agreement with its parent company, Vest Group, Inc. The Company recorded non-cash expenses under the Expense Sharing Agreement of $105,343 in 2024. These expenses were recorded as member contributions.

5. Commitments and Contingencies

At December 31, 2024, the Company did not have any commitments or contingencies to report.

6. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations presents the segment revenue and expenses for the year ending December 31, 2024.

VEST SECURITIES, LLC

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2024

## SCHEDULE I

### VEST SECURITIES, LLC

### COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
### PURSUANT TO RULE 15c3-1

### AS OF DECEMBER 31, 2024

| | |
|---|---:|
| Total ownership equity from statement of financial condition | $ 70,206 |
| Total nonallowable assets from statement of financial condition | 7,574 |
| Net capital before haircuts on securities positions | 62,632 |
| Haircuts on securities | - |
| Net capital | $ 62,632 |
| | |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 14,595 |
| Total aggregate indebtedness | $ 14595 |
| Percentage of aggregate indebtedness to net capital | 23.3% |
| | |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6.67% of A.I.) | $ 973 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 57,632 |
| Excess net capital at 120% of minimum requirement | $ 56,632 |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17 A-5 filed as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm

# SCHEDULE II

## VEST SECURITIES, LLC

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2024

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
*www.cropperaccountancy.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vest Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vest Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5; (3) the Company represents that it provides wholesaling services to managers and issuers of securities, it does not engage in activities that would otherwise preclude reliance on Footnote 74; (4) the Company does not, and will not, hold customer funds or securities, carry customer accounts, and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not hold carry customer accounts of or for customers; and did not carry PAB accounts (as defined in SEC Rule 15c3-3); and (5) the Company has complied with Footnote 74 throughout the most recent fiscal year without exception.

Vest Securities, LLC's management is responsible for compliance with the Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vest Securities, LLC's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 20, 2025

# Vest Securities, LLC
## Exemption Report
### December 31, 2024

Vest Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company is not claiming an exemption under paragraph(k) of 17 C.F.R. §240.15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-30073 adopting amendments to 17 C.F.R. §240.17a-5.

- The Company represents that it provides wholesaling services to managers and issuers of securities. It does not engage in activities that would otherwise preclude reliance on Footnote 74.

- The Company does not, and will not, hold customer funds or securities, carry customer accounts, and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not hold carry customer accounts of or for customers; and did not carry PAB accounts (as defined in SEC Rule 15c3-3).

- The Company has complied with Footnote 74 throughout the most recent fiscal year without exception.

I, Karan Sood, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Karan Sood, CEO